EX-99(h)(8)




                              FEE WAIVER AGREEMENT

                              GARTMORE MUTUAL FUNDS



         FEE WAIVER AGREEMENT, effective as of February 28, 2007, by and between GARTMORE MUTUAL FUND CAPITAL TRUST (the "Investment Adviser") and GARTMORE MUTUAL FUNDS, a Delaware statutory trust (the "Trust"), on behalf of the Gartmore U.S. Growth Leaders Long-Short Fund (the "Fund").

         WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open end management company of the series type, and each Fund is a separate series of the Trust; and

         WHEREAS, the Trust and the Investment Advisor have entered into an Investment Advisory Agreement (hereinafter, the "Advisory Agreement"), pursuant to which the Investment Advisor renders certain investment advisory services (as these services are identified in the Advisory Agreement) to the Fund for compensation based on the value of the average daily net assets of the Fund ("Management Fee"); and

         WHEREAS, the Trust and the Investment Advisor have determined that it is appropriate and in the best interests of the Fund and the Fund's shareholders to maintain the expenses of the Fund at a level below the level to which the Fund would otherwise be subject.

         NOW, THEREFORE, the parties hereto agree as follows:

1. Fee Waiver:

1.1. The Investment Adviser shall waive an amount equal to 0.25% from its Management Fee charged under the Advisory Agreement. The parties hereby agree that this waiver amount shall not be increased until at least February 28, 2008, except pursuant to the mutual agreement of the parties. The fee waiver amount may be decreased by mutual agreement of the parties after February 28, 2008.

2. Term and Termination of Agreement:

2.1. This Agreement initially shall continue until February 28, 2008 and from year-to-year thereafter.

3. Miscellaneous:

3.1. Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2. Interpretation. Nothing herein contained shall be deemed to require the Trust or a Fund to take any action contrary to the Trust's Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which the Trust or Fund is subject or by which the Trust or Fund is bound, or to relieve or deprive the Trust's Board of Trustees of the Board's responsibility for and control of the conduct of the affairs of the Trust or the Fund.

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3.3. Definitions. Any question of interpretation of any term or provision of this Agreement, including, but not limited to, the Management Fee provided for in the Advisory Agreement, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to said Advisory Agreement or the 1940 Act.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.



                                     GARTMORE MUTUAL FUNDS


                                     By:
                                     -------------------------------------------
                                     Name:
                                     Title:

                                     GARTMORE MUTUAL FUND CAPITAL TRUST


                                     By:
                                     -------------------------------------------
                                     Name:
                                     Title: